Exhibit 99.1

Digital Power Corporation Reports Financial Results for the First Quarter Ended March 31, 2013

FREMONT, Calif., May 20, 2013, Digital Power Corporation (NYSE Amex: DPW - News) today announced its financial results for the first quarter ended March 31, 2013.

Digital Power’s revenues for the first quarter ended March 31, 2013 were $2,189,000, a decrease of 2% from revenue of $2,240,000 for the same quarter ended March 31, 2012.  Net income for the quarter ended on March 31, 2013 was $107,000 an increase of 43% from the profit of $75,000 in the quarter ended on March 31, 2012. Gross margin in the first quarter ended March 31, 2013 was 38%, a decrease from 41% reported in March 31, 2012. Lastly, operating income for the first quarter ended March 31, 2013 was $14,000, a decrease of 88% for the same quarter ended March 31, 2012.

Commenting on the results, President and CEO, Amos Kohn, stated: “We experienced an increase in our results for the first quarter from the prior quarter and continue to expand our domestic product portfolio. Our European operations experienced a rebound also from the prior quarter primarily from improvement of the economic environment.”

We continue to pursue our strategic plan of developing complete customized power solutions and enhancing our standard product offering with innovative, high density and efficient power supplies at ever increasing power levels. The focus of a complete solution for power applications are well received by our major telecom, medical, military and the industrial vertical markets.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: Leo Yen, Investor Relations, 510-657-2635; Website: www.digipwr.com.

Exhibit 99.1

Forward Looking Statements
The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2012 and the expected results of modifications to the Company’s strategy.  The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of net losses in the future; (b) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (c) the current instability in the global economy; (d) the inability of the Company to realize the benefits of the reduction in its cost structures due to changes in its markets or other factors, and the risk that the reduction in costs may limit the Company’s ability to compete; (e) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (f) the ability of the Company to attract, retain and motivate key personnel; (g) dependence on a few major customers; (h) dependence on the electronic equipment industry; (i) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (j) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (k) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (l) the inability of the Company to procure necessary key components for its products, or the purchase of excess or  the wrong inventory; (m) variations in operating results from quarter to quarter; (n) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K.  All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

    Financial Data
    (In thousands except for per share data)

	Three months Ended March 31,
Statement of Operations Data:	2013	2012

Revenues	$2,189	$2,240
Operating income (loss)	14	116
Net income (loss)	107	75

Basic net earnings (loss) per share:	$0.016	$0.011
Diluted net earnings (loss) per share:	$0.016	$0.011

	March 31, 2013	December 31, 2012
Balance Sheet

Working capital	$4,002	$4,020
Total assets	7,115	7,058
Total Liabilities	1,625	1,704
Shareholders' equity	5,490	5,354